Deutsche Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

May 13, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Holly Hunter-Ceci

Re:	The Central and Eastern Europe Fund, Inc. (“CEE”) (File No. 811-06041) (the “Fund”) Joint Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. Hunter-Ceci,

This letter is being submitted in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on May 2, 2022 with regard to the above-noted Joint Proxy Statement filed with the Commission on April 25, 2022.

The comments of the SEC Staff are restated below followed by the Fund’s responses.

1.	Comment: Please ensure that preliminary proxies are marked as such per Rule 14a-6(e)(1) under the Exchange Act.

Response: With respect to any future filings, the Fund acknowledges its responsibility to clearly mark all copies of the preliminary proxy statements and forms of proxy as “Preliminary Copies.”

2.	Comment: Under the section of the proxy statement regarding quorum requirements, please change the reference to voting “virtually or by proxy” to voting “in-person or by proxy”

Response: We have updated the proxy statement to reflect this change in response to the Staff’s comment.

3.	Comment: With respect to Proposal 3, please disclose whether the Board’s approval or the proposal was unanimous. If it was not, please disclosure the percentage of the Board members who supported the proposal and the reasons why the proposal was not unanimously supported.

Response: We have updated the proxy statement to reflect that the Fund’s Board of Directors unanimously approved Proposal 3 at a meeting held on May 6, 2022.

4.	Comment: With respect to Proposal 3, please explain why the Investment Adviser recommends changing the Fund’s benchmark as the MSCI Emerging Markets Eastern Europe Index also appears to eliminate the concentration in the energy sector.

Response: We have updated the proxy statement to remove references to the change of the Fund’s benchmark given that on May 6, 2022 the Fund’s Board determined not to proceed with the previously announced change of the benchmark index. Accordingly, the Fund will retain the MSCI Emerging Markets Eastern Europe Index as the benchmark index for the Fund. At its May 6, 2022 meeting the Board determined that it would continue to recommend stockholder approval at the Fund’s Annual Meeting of Stockholders of the proposal to change the Fund’s concentration policy.

5.	Comment: With respect to Proposal 3, please disclosure any materials changes expected as a result of the change in the Fund’s benchmark.

Response: As noted above, we have updated the proxy statement to remove references to the change of the Fund’s benchmark given that on May 6, 2022 the Fund’s Board determined not to proceed with the previously announced change of the benchmark index.

6.	Comment: Under the section of the proxy statement regarding Proxy Costs and Solicitation of Proxies, please remove the reference to the “virtual” Meeting.

Response: We have updated the proxy statement to reflect this change in response to the Staff’s comment.

In connection with the above-referenced filing by the Fund, the Fund acknowledges that: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) SEC Staff comments or changes to disclosure in response to SEC Staff comments to the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-2572.

Sincerely yours,

/a/John Millette

John Millette

Associate General Counsel

cc: Donald R. Crawshaw, Sullivan & Cromwell LLP

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